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                          September 2, 2020

       John G. McHutchison, A.O., M.D.
       Chief Executive Officer
       Assembly Biosciences, Inc.
       331 Oyster Point Blvd., Fourth Floor
       South San Francisco, CA 94080

                                                        Re: Assembly
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 28,
2020
                                                            File No. 333-248469

       Dear Dr. McHutchison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              P. Michelle Gasaway,
Esq.